UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Li Auto Inc.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

50202M 102**

(CUSIP Number)

Xiang Li

Amp Lee Ltd.

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

Tel: +86 (10) 8742-7209

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filed jointly by Mr. Xiang Li and Amp Lee Ltd. (together, the “Reporting Persons”), with respect to Class B ordinary shares, par value US$0.0001 per share of Li Auto Inc., a Cayman Islands company (the “Issuer”). Certain Class B ordinary shares beneficially owned by the Reporting Persons were previously reported on a Schedule 13G filed on February 5, 2021.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 50202M 102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Stock Market under the symbol “LI.” Each ADS represents two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202M 102	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Xiang Li
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 355,812,080(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 464,369,480(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 464,369,480(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.2%(2)
14	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 355,812,080 Class B ordinary shares held by Amp Lee Ltd. and (ii) 108,557,400 Class B ordinary shares held by Amp Lee Ltd., which are acquired upon vesting of restricted shares pursuant to the Issuer’s 2021 Share Incentive Plan on May 5, 2021 (the “Award Shares”). Mr. Xiang Li has undertaken and covenanted that the Award Shares are subject to certain restrictions on, among others, transfer, voting, and receiving dividends. The restrictions may be released in tranches when certain performance-based conditions are met and an award premium for each share is paid. See Item 3 for more details. Amp Lee Ltd. is a British Virgin Islands company wholly owned by Cyric Point Enterprises Limited, which is wholly owned by Limind Trust, a trust established for the benefit of Mr. Xiang Li and his family. Mr. Xiang Li is the settlor and investment manager of Limind Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Limind Trust. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xiang Li may be deemed to beneficially own all of the shares held by Amp Lee Ltd. Each holder of Class A ordinary shares of the Issuer is entitled to one vote per share and each holder of Class B ordinary shares of the Issuer is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2) This calculation is based on a total of 1,917,845,710 ordinary shares issued and outstanding (being the sum of 1,453,476,230 Class A ordinary shares and 355,812,080 Class B ordinary shares issued and outstanding as of January 31, 2021 as well as the 108,557,400 Award Shares issued on May 5, 2021). These shares represent approximately 71.0% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares assuming none of the performance-based conditions is met and no award premium is paid in respect of the Award Shares, or approximately 76.2% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares assuming all of the performance-based conditions are met and the award premium is fully paid in respect of the Award Shares.

CUSIP No. 50202M 102	13D	Page 3 of 6 Pages

1	Names of Reporting Persons Amp Lee Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 355,812,080(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 464,369,480(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 464,369,480(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.2%(2)
14	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 355,812,080 Class B ordinary shares held by Amp Lee Ltd. and (ii) 108,557,400 Class B ordinary shares held by Amp Lee Ltd. acquired upon vesting of restricted shares pursuant to the Issuer’s 2021 Share Incentive Plan on May 5, 2021 (the “Award Shares”). Mr. Xiang Li has undertaken and covenanted that the Award Shares are subject to certain restrictions on, among others, transfer, voting, and receiving dividends. The restrictions may be released in tranches when certain performance-based conditions are met and an award premium for each share is paid. See Item 3 for more details.

(2) This calculation is based on a total of 1,917,845,710 ordinary shares issued and outstanding (being the sum of 1,453,476,230 Class A ordinary shares and 355,812,080 Class B ordinary shares issued and outstanding as of January 31, 2021 as well as the 108,557,400 Award Shares issued on May 5, 2021). These shares represent approximately 71.0% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares assuming none of the performance-based conditions is met and no award premium is paid in respect of the Award Shares, or approximately 76.2% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares assuming all of the performance-based conditions are met and the award premium is fully paid in respect of the Award Shares.

CUSIP No. 50202M 102	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares of Li Auto Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China. The ordinary shares of the issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs and Class B ordinary shares), par value US$0.0001 each.

The ADSs of the Issuer, each representing two Class A ordinary shares, are listed on the Nasdaq Global Select Market under the symbol “LI.”

Item 2.	Identity and Background

(a): This Schedule 13D is being filed jointly by Mr. Xiang Li and Amp Lee Ltd. (together, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Mr. Xiang Li is a citizen of the People’s Republic of China. Mr. Xiang Li is the founder, chairman of the board of directors, and the chief executive officer of the Issuer. The business address of Mr. Xiang Li is 11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China.

Amp Lee Ltd. is a British Virgin Islands company whose sole director is Mr. Xiang Li. Amp Lee Ltd. is wholly owned by Cyric Point Enterprises Limited, a British Virgin Islands company; Cyric Point Enterprises Limited is wholly owned by Limind Trust, a trust established for the benefit of Mr. Xiang Li and his family. Mr. Xiang Li is the settlor and investment manager of Limind Trust, and has the power to direct the disposition and voting of the shares of the Issuer held by Limind Trust. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Xiang Li may be deemed to beneficially own all of the shares held by Amp Lee Ltd. The registered office address of Amp Lee Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Upon the completion of the Issuer’s IPO in July 2020, Mr. Xiang Li, as the founder, chairman of the board, and chief executive officer, held 355,812,080 Class B ordinary shares of the Issuer through Amp Lee Ltd., which was previously reported on a Schedule 13G filed on February 5, 2021.

On March 8, 2021, the Issuer adopted a 2021 Share Incentive Plan (the “2021 Plan”) and granted options to purchase 108,557,400 Class B ordinary shares of the Issuer under the 2021 Plan to Mr. Xiang Li. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS, which is equal to the average closing price for the Issuer’s ADSs of the thirty trading days immediately prior to the grant date. The options are vesting entirely contingent on achieving deliveries targets. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Issuer’s vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of the Issuer’s vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000, and 3,000,000, respectively.

CUSIP No. 50202M 102	13D	Page 5 of 6 Pages

On May 5, 2021, the Issuer approved to replace the options previously granted to Mr. Xiang Li on March 8, 2021 with 108,557,400 restricted Class B ordinary shares under the 2021 plan (the “Award Shares”), all of which immediately became vested upon grant on May 5, 2021. The Award Shares are issued as fully paid to Amp Lee Ltd. Mr. Xiang Li agrees, undertakes, and covenants not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are subject to certain performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Xiang Li is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Xiang Li also agrees, undertakes, and covenants not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by Issuer at their par value.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for long-term investment purposes. The Reporting Persons review its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on a total of 1,917,845,710 ordinary shares issued and outstanding (being the sum of 1,453,476,230 Class A ordinary shares and 355,812,080 Class B ordinary shares issued and outstanding as of January 31, 2021 as well as the 108,557,400 Award Shares issued on May 5, 2021). Each holder of Class A ordinary shares of the Issuer is entitled to one vote per share and each holder of Class B ordinary shares of the Issuer is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The shares beneficially owned by each of the Reporting Persons represent approximately 24.2% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 71.0% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares assuming none of the performance-based conditions is met and no award premium is paid in respect of the Award Shares, or approximately 76.2% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares assuming all of the performance-based conditions are met and the award premium is fully paid in respect of the Award Shares.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

CUSIP No. 50202M 102	13D	Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated May 14, 2021 by and between the Reporting Persons.
B	Restricted Shares Award Agreement dated May 5, 2021 between Xiang Li and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2021

Amp Lee Ltd.
By:	/s/ Xiang Li
Name:	Xiang Li
Title:	Director

Xiang Li

/s/ Xiang Li